

January 27, 2014

<u>Via U.S. Mail</u>
Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

      Re: **Appliance Recycling Centers of America, Inc.**
               Form 10-K for Fiscal Year Ended December 29, 2012
               Filed March 22, 2013
               Form 10-Q for Fiscal Quarter Ended September 28, 2013
               Filed November 7, 2013
               File No. 0-19621

Dear Mr. Cameron:

We have reviewed your response dated January 10, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Note 1. Nature of Business and Basis of Presentation, page 36

1.   We reviewed your response to comment one in our letter dated December 27, 2013. Please provide additional information regarding the factors considering in determining that the AAP joint venture is a variable interest entity subject to the variable interest entity (VIE) subsections of ASC 810. In particular, please address the following:

- Please provide us a copy of the AAP joint venture agreement and tell us your consideration of filing the agreement as an exhibit pursuant to Item 601 of Regulation S-K.

- Tell us why the "business" exclusion from the scope of the VIE subsections of ASC 810 is not applicable in this case. Refer to ASC 810-10-15-17.d. If you believe AAP was designed such that substantially all of its activities either involve or are conducted on behalf of you, as opposed to you and the joint venture partner, please tell us the rights and obligations of 4301 Operations under the joint venture agreement, including your understanding of why 4301 Operations entered into the joint venture agreement. If you believe you have provided more than ½ of the total equity, subordinated debt and other forms of subordinated financial support to the entity, please provide us your analysis of the fair values of each of the interests in the entity.

- Notwithstanding the preceding bullet point and based on your assumption that the business exclusion from the scope of the VIE subsections of ASC 810 does not apply to AAP, please provide us additional support for your determination that AAP is a variable as described in ASC 810-10-15-14. In particular, please tell us the *specific provisions* in the joint venture agreement which lead you to conclude that *by design*:

    o The total equity investment at risk is not sufficient to permit AAP to finance its activities without additional subordinated financial support; and

    o Your voting rights are not proportional to your obligations to absorb the expected losses of AAP, your rights to receive the expected residual returns of AAP, or both.

  Please note the phrase by design refers to entities that meet the condition of being a VIE because of the way they are structured. An entity under the control of its equity investors that originally was not a VIE does not become one because of operating losses.

We may have further comment regarding your analysis of the primary beneficiary of AAP once we have a clearer understanding as to why you believe AAP is a variable interest and not a voting interest entity under ASC 810.

In any event, please further revise the disclosure you propose to include in future filings regarding the consolidation of AAP, as the proposed disclosure remains unclear in terms of your basis in GAAP for consolidating this entity. For example, having a controlling financial interest in AAP would be the basis in GAAP for consolidation, whereas having "significant influence" over the economic performance of AAP would not be a basis for consolidation.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Note 10. Income Taxes, page 12

2. We reviewed your response to comment seven in our letter dated December 27, 2013. We note the most significant item impacting the effective rate reconciliation for the nine months ended September 28, 2013 is the release of your deferred tax valuation

allowance. However we note the statement of cash flows does not reflect any change in the valuation allowance against deferred tax assets during the period. Please advise.

Note 12. Segment Information, page 14

3.   We reviewed your response to comment eight in our letter dated December 27, 2013. Please note that any current period revision to your methodology for attributing costs between reportable segments and unallocated corporate costs should be reflected retroactive to the beginning of the periods presented in order to conform to the current year presentation. Please revise your segment disclosures accordingly in future filings.

        You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant